EXHIBIT 99.1

Press Release Dated February 6, 2013, Suncor Energy declares dividend

News Release

FOR IMMEDIATE RELEASE

Suncor Energy declares dividend

(All financial figures are in Canadian dollars.)

Calgary, Alberta (Feb. 6, 2013) – Suncor Energy’s Board of Directors has approved a quarterly dividend of $0.13 per share on its common shares, payable March 25, 2013 to shareholders of record at the close of business on March 4, 2013.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
Website: www.suncor.com